CONSOLIDATED FINANCIAL STATEMENTS

THREE AND NINE MONTHS ENDED
SEPTEMBER 30, 2009

(Unaudited)

(Expressed in Canadian Dollars, unless otherwise stated)

GREAT BASIN GOLD LTD.
Consolidated Balance Sheets
(Expressed in Canadian Dollars)
(Unaudited)

		September 30	December 31
	Note	2009	2008
Assets

Current assets
Cash and cash equivalents		$55,938,369	$33,549,118
Amounts receivable	5	2,299,628	4,940,950
Inventory	6	13,835,065	8,246,093
Due from related parties	15	–	23,174
Other assets	7	6,781,363	6,846,767
		78,854,425	53,606,102
Property, plant and equipment	8	152,861,415	48,849,185
Reclamation deposits	9	4,483,835	2,886,539
Mineral property interests	10	254,647,546	259,858,656
Total Assets		$490,847,221	$365,200,482

Liabilities and Shareholders' Equity

Current liabilities
Accounts payable and accrued liabilities	11	$24,345,112	$26,276,562
Due to related parties	15	–	252,854
Current portion of long term borrowings	12 (a)(c)	2,978,744	916,745
		27,323,856	27,446,161

Long term borrowings	12	69,761,294	62,060,594
Future income taxes	13	13,270,560	14,747,392
Site reclamation obligations		3,495,286	3,738,380
		86,527,140	80,546,366
Shareholders' equity
Share capital	14 (d)(e)(f)	566,617,162	428,656,646
Warrants	14 (c)	13,103,653	24,005,896
Contributed surplus		47,823,151	21,599,521
Deficit		(257,348,192)	(217,267,111)
Accumulated other comprehensive income		6,800,451	213,003
		376,996,225	257,207,955

Total Liabilities and Shareholders' Equity		$490,847,221	$365,200,482

Segment disclosure	16
Contingencies and commitments	17
Subsequent events	18

See accompanying notes to consolidated financial statements.

Approved by the Board of Directors

/s/ Ferdinand Dippenaar	/s/ Ronald W. Thiessen
Ferdinand Dippenaar	Ronald W. Thiessen
Chief Executive Officer	Chairman

GREAT BASIN GOLD LTD.
Consolidated Statement of Operations and Comprehensive Loss
(Expressed in Canadian Dollars)
(Unaudited)

		Three months ended September 30		Nine months ended September 30
	Note	2009	2008	2009	2008

Revenue		$–	$–	$33,737,518	$7,889,614

(Expenses) income
Production cost		–	–	(19,391,374)	(3,890,532)
Depletion		–	–	(3,178,627)	–
Exploration expenses (see schedule)		(3,532,014)	(10,694,189)	(11,899,214)	(20,437,332)
Pre-development expenses (see schedule)		(8,443,224)	(17,862,731)	(22,139,216)	(53,812,664)
Accretion of reclamation obligation		15,106	(17,647)	–	(52,113)
Conference and travel		(253,153)	(499,238)	(1,113,771)	(1,310,160)
Corporate social responsibility		–	–	(1,111,215)	–
Environmental impact study		(191,293)	–	(551,178)	–
Foreign exchange gain (loss)		1,449,386	352,565	1,810,406	(1,881,438)
Legal, accounting, and audit		(434,780)	(300,764)	(754,545)	(900,104)
Loss on disposal of assets		(8,706)	–	(8,706)	–
Office and administration		(1,324,109)	(1,960,038)	(3,711,009)	(5,480,809)
Other income		60,616	174,809	135,324	249,708
Salaries and compensation
Salaries and wages		(2,034,433)	(1,291,775)	(4,951,834)	(3,526,700)
Stock-based compensation	14 (b)	(437,125)	(2,430,059)	(7,337,504)	(7,587,633)
Shareholder communications		(91,247)	(146,141)	(380,584)	(435,025)
Trust and filing		(78,532)	(68,135)	(325,128)	(484,562)
Loss before the undernoted and income taxes		(15,303,508)	(34,743,343)	(41,170,657)	(91,659,750)
Interest expense		(27,683)	(260,106)	(145,887)	(260,106)
Interest income		540,566	328,341	2,475,405	2,121,352
Loss from associate		–	–	–	(351,446)
Mineral properties written off		–	–	(154,065)	–
Unrealized loss on held-for-trading financial instruments	4	(2,223,880)	(130,040)	(2,061,692)	(502,775)
Loss before income taxes		(17,014,505)	(34,805,148)	(41,056,896)	(90,652,725)
Taxes		(381,363)	–	(749,340)	–
Future income tax recovery		1,013,393	3,676,161	1,725,155	9,472,783
Loss for the period		$(16,382,475)	$(31,128,987)	$(40,081,081)	$(81,179,942)

Other comprehensive income (loss)
Unrealized gain (loss) on available-for-sale financial instruments	4	633,062	(485,350)	1,362,291	(1,420,967)
Unrealized gain (loss) on foreign exchange translation of self-sustaining		(5,965,896)	(3,045,922)	5,225,157	(3,045,922)
foreign operations
Other comprehensive income (loss)		$(5,332,834)	$(3,531,272)	$6,587,448	$(4,466,889)

Total comprehensive loss for the period		$(21,715,309)	$(34,660,259)	$(33,493,633)	$(85,646,831)

Basic and diluted loss per share		$(0.05)	$(0.15)	$(0.13)	$(0.39)

Weighted average number of common shares outstanding		333,530,901	214,345,476	302,052,085	209,980,225

See accompanying notes to consolidated financial statements.

GREAT BASIN GOLD LTD.
Consolidated Statements of Shareholders' Equity and Deficit
(Expressed in Canadian Dollars)
(Unaudited)

		Nine months ended		Nine months ended
	Note	September 30, 2009		September 30, 2008

		Number of		Number of
Common shares		shares		shares
Balance at beginning of the period		215,166,542	$428,656,646	203,395,902	$390,139,711
Equity line: shares issued for cash, net of share issue costs	14 (d)	2,846,800	3,910,984	–	–
Public offering: shares issued for cash, net of share issue costs	14 (f)	115,000,000	132,699,566	–	–
Share purchase options exercised		654,169	1,314,766	2,250,386	6,609,230
Shares issued for mineral properties	14 (e)	20,000	35,200	10,000	29,700
Shares issued for Rusaf Gold Limited, April 2008		–	–	6,613,636	22,787,802
Shares issued for Rusaf Gold Limited, July 2008		–	–	22,041	76,923
Shares issued for Puma Gold (Pty) Ltd, July 2008		–	–	1,862,354	6,648,604
Share purchase warrants exercised		–	–	998,890	2,223,803
Balance at end of the period		333,687,511	$566,617,162	215,153,209	$428,515,773

		Number of		Number of
Share purchase warrants		warrants		warrants
Balance at beginning of the period		49,180,312	$24,005,896	31,433,202	$17,934,934
Adjustment to warrants issued pursuant to Senior Secured Notes	14 (c)(i)	8,248,240	–	–	–
Warrants issued pursuant to public offering, net of share issue costs	14 (f)	57,500,000	5,307,983	–	–
Exercised		–	–	(998,890)	(545,894)
Expired		(28,750,000)	(16,210,226)	–	–
Balance at end of the period		86,178,552	$13,103,653	30,434,312	$17,389,040

Contributed surplus
Balance at beginning of the period			$21,599,521		$11,509,102
Stock-based compensation	14 (b)		10,477,159		8,821,573
Share purchase options exercised, credited to share capital			(463,755)		(1,953,988)
Fair value of warrants expired			16,210,226		–
Options and warrants issued on acquisition of Rusaf Gold Limited			–		1,763,476
Balance at end of the period			$47,823,151		$20,140,163

Deficit
Balance at beginning of the period			$(217,267,111)		$(132,395,033)
Loss for the period			(40,081,081)		(81,179,942)
Balance at end of the period			$(257,348,192)		$(213,574,975)

Accumulated other comprehensive income (loss)
Balance at beginning of the period			$213,003		$602,872
Unrealized gain (loss) on available-for-sale financial instruments			1,362,291		(1,420,967)
Accumulated unrealized gain (loss) on foreign exchange translation of self-sustaining foreign operations			5,225,157		(3,045,922)
Balance at end of the period			$6,800,451		$(3,864,017)

Total Accumulated comprehensive loss and deficit at end of the period			(250,547,741)		(217,438,992)

TOTAL SHAREHOLDERS' EQUITY			$376,996,225		$248,605,984

See accompanying notes to consolidated financial statements.

GREAT BASIN GOLD LTD.
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)
(Unaudited)

	Three months ended September 30		Nine months ended September 30
	2009	2008	2009	2008

Operating activities
Loss for the period	$(16,382,475)	$(31,128,987)	$(40,081,081)	$(81,179,942)
Items not involving cash
Depreciation	801,450	826,950	2,368,786	1,964,510
Future income tax recovery	(1,013,393)	(3,676,161)	(1,725,155)	(9,472,783)
Unrealized loss on held-for-trading financial instruments	2,223,880	130,040	2,061,692	502,775
Loss from associate	–	–	–	351,446
Mineral properties written off	–	–	154,065	–
Non-cash stock-based compensation expense	1,285,086	2,663,641	8,185,465	8,821,573
Unrealized foreign exchange (gain) loss	(3,199,217)	(1,803,079)	(1,926,608)	372,154
Accretion reclamation obligation	9,373	17,647	24,479	52,113
Amortization	15,246	4,785	43,786	4,785
Depletion	–	–	3,178,627	–
Interest expense accrual	141,063	220,866	375,112	220,866
Interest income accrual	–	–	(56,471)	–

Changes in non-cash operating working capital
Amounts receivable	4,309,764	3,748,867	2,641,322	446,310
Prepaid expenses	(169,501)	(394,956)	(167,488)	(46,496)
Inventory	(5,827,765)	(5,342,603)	(3,881,901)	(6,344,682)
Accounts payable and accrued liabilities	(16,293)	3,055,016	(1,035,634)	7,898,187
Reclamation obligation	–	(4,635)	–	8,365
Cash used in operating activities	(17,822,782)	(31,682,609)	(29,841,004)	(76,400,819)

Investing activities
Mineral property acquisition costs	(60,835)	–	(60,835)	(230,096)
Proceeds on sale of assets	61,666	–	61,666	–
Additions to property, plant and equipment	(33,118,919)	(2,246,163)	(87,677,856)	(18,034,802)
Purchase of shares in Kryso Resources Plc	–	(274,788)	–	(274,788)
Reclamation deposits	43,336	(197,791)	(1,553,633)	(681,408)
Cash used in investing activities	(33,074,752)	(2,718,742)	(89,230,658)	(19,221,094)

Financing activities
Common shares and warrants issued for cash, net of issue costs	333,727	2,870,940	142,769,544	6,237,772
Advances received in terms of project financing facility	–	13,240,349	–	13,240,349
Repayment of long term borrowings	(382,384)	–	(780,880)	–
Advances from (to) related parties	8,476	108,859	(229,680)	520,651
Cash (utilized by) generated from financing activities	(40,181)	16,220,148	141,758,984	19,998,772

(Decrease) increase in cash and cash equivalents	(50,937,715)	(18,181,203)	22,687,322	(75,623,141)
Cash and cash equivalents, beginning of period	110,175,863	22,560,142	33,549,118	78,362,954
Foreign exchange movement on cash and cash equivalents	(3,299,779)	244,579	(298,071)	(2,611,271)
Cash acquired through the acquisition of Puma Gold (Pty) Ltd	–	5,987	–	5,987
Cash acquired through the acquisition of Rusaf Gold Limited	–	–	–	4,494,976
Cash and cash equivalents, end of period	$55,938,369	$4,629,505	$55,938,369	$4,629,505

Supplementary Information
Interest paid	$27,683	$–	$145,887	$–
Income taxes paid	$381,363	$–	$749,340	$(6,217)
Non-cash financing and investing activities
Fair value of warrants issued with public offering (refer note 14(f))	$–	$–	$5,750,000	$–
Shares issued for mineral properties (refer note 14(e))	$–	$6,725,527	$35,200	$29,608,707
Accrued interest capitalized to property, plant and equipment	$4,665,236	$–	$12,859,945	$–

See accompanying notes to consolidated financial statements.

GREAT BASIN GOLD LTD.
Consolidated Schedules of Pre-development Expenses
(Expressed in Canadian Dollars)
(Unaudited)

		Nine months ended	Year ended
Mineral Property Interests	Note	September 30	December 31
		2009	2008
Burnstone - Pre-development
Mine development
Establishment work		$–	$193,475
Equipment rental and services		–	892,541
Surface infrastructure		–	658,127
Portal construction		–	1,292,687
Underground access and infrastructure		–	5,558,031
Depreciation		–	1,144,751
Other cost
Access road		–	470,575
Operational cost		–	4,801,643
Long hole stoping pilot project		–	192,504
Waste rock dump		–	27,063
Vertical shaft		–	7,778,719
Energy project		–	86,256
Permanent infrastructure - surface		–	582,674
Pre-development expenses before the following		–	23,679,046
Non-cash employee benefits		–	414,214
Pre-development expenses incurred during the period		–	24,093,260
Cumulative pre-development expenditures, beginning of period		39,173,505	15,080,245
Cumulative pre-development expenditures, end of period		39,173,505	39,173,505

Hollister - Pre-development
Depreciation		1,289,501	1,673,964
General office and administration		1,594,013	–
Interest paid		375,112	–
Property evaluation		352,897	–
Surface infrastructure		–	1,880,509
Underground access and infrastructure development		17,397,134	25,274,165
Operational costs		282,598	9,013,695
Pre-development expenses before the following		21,291,255	37,842,333
Non-cash employee benefits	14 (b)	847,961	661,970
Pre-development expenses incurred during the period		22,139,216	38,504,303
Cumulative pre-development expenditures, beginning of period		56,854,588	18,350,285
Cumulative pre-development expenditures, end of period		78,993,804	56,854,588

Total pre-development expenses before the following		21,291,255	61,521,379
Non-cash employee benefits		847,961	1,076,184
Total pre-development expenses incurred during the period		22,139,216	62,597,563
Cumulative pre-development expenditures, beginning of period		96,028,093	33,430,530
Cumulative pre-development expenditures, end of period		$118,167,309	$96,028,093

See accompanying notes to consolidated financial statements.

GREAT BASIN GOLD LTD.
Consolidated Schedules of Exploration Expenses
(Expressed in Canadian Dollars)
(Unaudited)

	Nine months ended	Year ended
Mineral Property Interests	September 30	December 31
	2009	2008
Burnstone - Exploration
Assays and analysis	$27,181	$40,817
Drilling	80,123	2,342,178
Engineering	–	62,128
Environmental, socio-economic and land	2,872	(77,592)
Equipment rental	2,572	19,461
Geological	54,163	669,751
Graphics	585	5,596
Property fees and exploration option payments	134	7,749
Site activities	173,339	182,379
Exploration expenses before the following	340,969	3,252,467
Non-cash employee benefits	–	56,895
Exploration expenses incurred during the period	340,969	3,309,362
Cumulative exploration expenditures, beginning of period	31,042,717	27,733,355
Cumulative exploration expenditures, end of period	31,383,686	31,042,717
Hollister - Exploration
Assays and analysis	189,022	1,348,040
Drilling	6,042,470	8,316,210
Engineering	553,290	66,888
Environmental, socio-economic and land	24,838	–
Freight	153,055	–
General office and administration	590,442	–
Geological	9,953	(19,146)
Graphics	–	3,578
Property fees and exploration option payments	74,897	133,747
Site activities	2,263,584	1,367,880
Exploration expenses before the following	9,901,551	11,217,197
Non-cash employee benefits	–	196,221
Exploration expenses incurred during the period	9,901,551	11,413,418
Cumulative exploration expenditures, beginning of period	45,195,303	33,781,885
Cumulative exploration expenditures, end of period	55,096,854	45,195,303
Rusaf Gold - Exploration
Assays and analysis	81,102	938,192
Depreciation	225,003	218,553
Drilling	11,577	2,492,273
Engineering	21,185	186,313
Environmental, socio-economic and land	3,343	13,091
Equipment rental	–	477,055
Freight	52,702	450,618
Geological	87,171	935,816
Graphics	–	16,494
Property fees and exploration option payments	440,994	329,373
Site activities	549,233	1,481,027
Exploration expenses incurred, during the period	1,472,310	7,538,805
Cumulative exploration expenditures, beginning of period	7,538,805	–
Cumulative exploration expenditures, end of period	$9,011,115	$7,538,805

GREAT BASIN GOLD LTD.
Consolidated Schedules of Exploration Expenses
(Expressed in Canadian Dollars)
(Unaudited)

	Nine months ended	Year ended
Mineral Property Interests	September 30	December 31
	2009	2008
Other - Exploration
Assays and analysis	$44	$284,553
Depreciation	13,817	14,459
Drilling	–	6,605
Engineering	–	62,721
Environmental, socio-economic and land	4,500	–
Equipment rental	51,200	139,746
Freight	3,463	141,198
Geological	91,288	473,250
Property fees and exploration option payments	992	103,863
Site activities and closure	19,080	384,967
Transportation	–	29,790
Exploration expenses incurred during the period	184,384	1,641,152
Cumulative exploration expenditures, beginning of period	4,169,243	2,528,091
Cumulative exploration expenditures, end of period	4,353,627	4,169,243

Total exploration expenses before the following	11,899,214	23,649,621
Non-cash employee benefits	–	253,116
Total exploration expenses incurred during the period	11,899,214	23,902,737
Cumulative exploration expenditures, beginning of period	87,946,068	64,043,331
Cumulative exploration expenditures, end of period	$99,845,282	$87,946,068

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and nine months ended September 30, 2009
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

1.	Basis of preparation

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). They do not include all the financial statement disclosures required for annual financial statements under GAAP. These unaudited interim consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements which are available through the internet on SEDAR at www.sedar.com.

Operating results for the nine month period ended September 30, 2009 are not necessarily indicative of the results that may be expected for the full fiscal year ending December 31, 2009. In the opinion of management, these unaudited interim consolidated financial statements reflect all adjustments that are necessary for a fair presentation of the results for the interim periods presented.

2.	Significant accounting policies

These unaudited interim consolidated financial statements follow the same accounting policies and methods of application as the Company’s most recent annual financial statements, except as described in note 3.

3.	Adoption of new accounting policies

Effective January 1, 2009, the Company adopted the following accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”). These new standards have been adopted with no restatement of prior period financial statements.

(a) Goodwill and intangible assets (Section 3064 and 1000)

Section 3064 replaces CICA 3062 and provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets, other than the initial recognition of goodwill or intangible assets acquired in a business combination. The adoption of the Section had no impact on the Company’s statement of operations.

(b) Credit risk and the fair value of financial assets and financial liabilities (EIC 173)

Effective January 1, 2009, the Company adopted the recommendations of the Emerging Issues Committee (“EIC”) of the CICA relating to Abstract EIC 173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities. This Abstract confirms that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments, for presentation and disclosure purposes. The adoption of this Abstract had no significant impact on the Company’s consolidated financial statements.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and nine months ended September 30, 2009
(Unaudited - Expressed in Canadian Dollars unless otherwise stated)

3.	Adoption of new accounting policies (continued)

(c) Mining Exploration costs (EIC174)

This Abstract considers when exploration costs related to mining properties may be capitalized, and if exploration costs are initially capitalized, when mining properties should be assessed for impairment to determine whether a write-down is required, and what conditions indicate impairment and is effective for financial statements issued after March 27, 2009. The adoption of this Abstract had no significant impact on the Company’s consolidated financial statements.

4.	Financial instruments

Financial Assets

The following table sets out the movement of the Company’s financial asset investments, which are accounted for as “available for sale”, or “held for trading” as defined by CICA 3855, Financial Instruments – Recognition and Measurement. No items were classified as “held to maturity” during the period.

The carrying amounts and fair values of financial assets are as follows:

		September 30, 2009		December 31, 2008
	Designation	Estimated	Carrying	Estimated	Carrying
		fair value	value	fair value	value
Cash and equivalents	Held-for-trading	$55,938,369	$55,938,369	$33,549,118	$33,549,118
Amounts receivable	Loans & receivables	2,299,628	2,299,628	4,940,950	4,940,950
Due from related	Loans & receivables	-	-	23,174	23,174
parties
Other assets	Available-for-sale	3,297,225	3,297,225	899,624	899,624
Other assets	Held-for-trading	2,426,467	2,426,467	4,144,060	4,144,060
Other assets	Loans & receivables	-	-	912,900	912,900
Reclamation deposits	Other	4,483,835	4,483,835	2,886,539	2,886,539

Total financial assets		$68,445,524	$68,445,524	$47,356,365	$47,356,365

	Available-for-sale	Held-for-trading	Total
At January 1, 2009	$899,624	$37,693,178	$38,592,802
Cash movements during the period	-	22,733,350	22,733,350
Conversion of convertible loan to shares	1,035,310	-	1,035,310
Movements in fair value	1,362,291	(2,061,692)	(699,401)

Balance, September 30, 2009	$3,297,225	$58,364,836	$61,662,061

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and nine months ended September 30, 2009
(Unaudited - Expressed in Canadian Dollars unless otherwise stated)

4.	Financial instruments (continued)

Financial Assets (continued)

The exposure of the Company’s financial assets to currency risk is as follows:

September 30, 2009

	GBP	US$	ZAR	CAD	Total
Cash and equivalents	$-	$4,834,992	$7,791,314	$43,312,063	$55,938,369
Amounts receivable	-	447,478	1,473,588	378,562	2,299,628
Due from related parties	-	-	-	-	-
Other assets	3,519,543	-	2,204,149	-	5,723,692
Reclamation deposits	-	2,682,896	950,939	850,000	4,483,835

Total financial assets	$3,519,543	$7,965,366	$12,419,990	$44,540,625	$68,445,524

The exposure of the Company’s financial assets to interest rate risk as at September 30, 2009 is limited to its investment in cash and cash equivalents of $55,938,369 as well as reclamation deposits which are invested at floating rates.

Financial Liabilities

The carrying amounts and fair values of financial liabilities are as follows:

	September 30, 2009		December 31, 2008
	Estimated	Carrying	Estimated	Carrying value
	fair value	value	fair value
Accounts payable and accrued	$24,345,112	$24,345,112	$26,276,562	$26,276,562
liabilities
Due to related parties	-	-	252,854	252,854
Borrowings	71,341,246	72,740,038	62,977,339	62,977,339

Total financial liabilities	$95,686,358	$97,085,150	$89,506,755	$89,506,755

The exposure of the Company’s financial liabilities to currency risk is as follows:

September 30, 2009

	US$	ZAR	CAD	Total
Accounts payable and accrued	$11,347,370	$12,807,099	$190,643	$24,345,112
liabilities
Borrowings	41,136,188	31,603,850	-	72,740,038

Total financial liabilities	$52,483,558	$44,410,949	$190,643	$97,085,150

The exposure of the Company’s floating rate interest-bearing financial liabilities as at September 30, 2009 is as follows:

	Less than 1 year	1 – 5 years	More than 5 years
Project finance facility (refer note 12(a))	$ 2 million	$ 27 million	$ 6 million

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and nine months ended September 30, 2009
(Unaudited - Expressed in Canadian Dollars unless otherwise stated)

4.	Financial instruments (continued)

Financial Liabilities (continued)

The interest rate is linked to the Johannesburg inter banking borrowing rate (“JIBAR”) with an average premium of 2.25% above JIBAR. As at September 30, 2009 JIBAR was 7.133% (2008 - 12.06%).

The Senior Secured Notes issued in December 2008 and finance lease facilities have fixed interest rates of 14% and 6.5% respectively and are therefore excluded from the above analysis (refer note 12(b) and (c)). The remainder of the Company’s financial liabilities is not exposed to interest rate risk as they are of a non-interest bearing nature.

5.	Amounts receivable

	September 30	December 31
	2009	2008
GST/VAT receivable	$1,393,612	$1,415,918
Deposit	-	1,523,256
Trade receivable	818,202	1,812,550
Other debtors	87,814	189,226

	$2,299,628	$4,940,950

6.	Inventory

	September 30	December 31
	2009	2008
Stores and materials	$402,781	$501,505
Unprocessed ore	13,432,284	7,744,588

	$13,835,065	$8,246,093

Production costs recognized in the statement of operations consists of direct and indirect mining costs, other overhead costs, depreciation of mining equipment and depletion of mineral properties. During the nine months ended September 30, 2009, inventory of $7,431,237 has been included under production cost and depletion.

7.	Other assets

	September 30	December 31
	2009	2008
Available-for-sale financial instruments	$3,297,225	$899,624
Held-for-trading financial instruments	2,426,467	4,144,060
Other receivable	-	912,900
Prepaid expenses	1,057,671	890,183

	$6,781,363	$6,846,767

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and nine months ended September 30, 2009
(Unaudited - Expressed in Canadian Dollars unless otherwise stated)

8.	Property, plant and equipment

September 30, 2009
		Accumulated	Net book
	Cost	amortization	value
Land and buildings	$4,963,945	$163,172	$4,800,773
Mine development	85,496,912	-	85,496,912
Assets under construction	33,695,868	-	33,695,868
Site equipment	31,678,229	7,235,355	24,442,874
Leased assets	2,592,877	306,996	2,285,881
Vehicles	1,942,481	798,826	1,143,655
Computers	1,195,743	627,026	568,717
Office furniture and fixtures	898,843	472,108	426,735

	$162,464,898	$9,603,483	$152,861,415

December 31, 2008
		Accumulated	Net book
	Cost	amortization	value
Land and buildings	$3,458,030	$119,774	$3,338,256
Mine development	7,293,864	-	7,293,864
Assets under construction	14,661,221	-	14,661,221
Site equipment	22,421,886	3,958,820	18,463,066
Leased assets	2,769,566	32,971	2,736,595
Vehicles	1,910,334	492,478	1,417,856
Computers	946,391	389,818	556,573
Office furniture and fixtures	770,741	388,987	381,754

	$54,232,033	$5,382,848	$48,849,185

As at September 30, 2009, $119,192,780 (December 31, 2008, $21,955,085), comprising of capitalized Burnstone mine development cost and plant and equipment under construction, is not being amortized.

Equipment held under finance leases is amortized over its estimated useful life. The carrying value of these assets was $2,285,881 as at September 30, 2009 (2008: $2,736,595). Leased assets are pledged as security for the related finance leases (refer note 12(c)).

9.	Reclamation deposits

The continuity of reclamation deposits on the consolidated balance sheets are as follows:

	September 30	December 31
	2009	2008
Balance, beginning of the period	$2,886,539	$1,720,456
Guarantee – Burnstone Property	170,357	144,210
Investments – Burnstone Property	105,151	185,221
Reclamation Bond – Hollister Property	-	850,000
Guarantee – Puma Gold	-	1,967
Reclamation Bond – Esmeralda Property	1,278,125	-
Exchange gain (loss)	43,663	(15,315)

Balance, end of the period	$4,483,835	$2,886,539

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and nine months ended September 30, 2009
(Unaudited - Expressed in Canadian Dollars unless otherwise stated)

10.	Mineral property interests

	September 30	December 31
Mineral Property Acquisition Costs, net	2009	2008
Hollister Property	$83,015,749	$88,623,915
Burnstone Property	123,055,599	122,165,098
Rusaf Property	36,466,782	36,466,782
Puma Property	8,637,976	8,618,467
Esmeralda Property	3,313,260	3,762,713
Kirkland Lake Property	1	1
Other	158,179	221,680
	$254,647,546	$259,858,656

11.	Accounts payable and accrued liabilities

	September 30	December 31
	2009	2008
Trade payables	$7,859,672	$12,250,484
Accrued liabilities	14,022,235	11,479,792
Leave liability	1,112,763	681,540
Bonus provision	1,350,442	1,864,746
	$24,345,112	$26,276,562

12.	Long term borrowings

	September 30	December 31
	2009	2008
Project finance facility (note 12(a))	$29,430,984	$26,773,936
Senior secured notes (note 12(b))	39,565,639	33,766,950
Finance lease liability (note 12(c))	764,671	1,519,708
	$69,761,294	$62,060,594

(a) Project finance facility

	September 30	December 31
	2009	2008
Capital amount	$31,603,850	$26,773,936
Less current portion	(2,172,866)	-
	$29,430,984	$26,773,936

The project finance facility has a term of 7 years with estimated quarterly repayments of ZAR15 million ($2 million) commencing September 2010. Interest rates are linked to the Johannesburg inter banking borrowing rate (“JIBAR”) with an average premium of 2.25% above JIBAR. As at September 30, 2009 JIBAR was 7.133% . This facility is collateralized by a first mortgage bond over the Burnstone project.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and nine months ended September 30, 2009
(Unaudited - Expressed in Canadian Dollars unless otherwise stated)

12.	Long term borrowings (continued)

(b) Senior secured notes

On December 12, 2008, the Company closed a senior secured note financing (the “Note Financing”), issuing a total of 51,500 units and raising gross proceeds of US$51,500,000 which netted approximately $39 million (US$32 million) following prepayment of 24 months of interest and other costs of the offering. The Notes mature at 120% of principal on the earlier of December 12, 2011 and certain stated events, including a change of control.

The Notes are also repayable at the election of the holder on 30 days notice after November 12, 2010.

The Notes bear interest of 14% per annum and are guaranteed on a joint and several basis by all of the Company’s Nevada subsidiaries and collateralized by their assets, being the Hollister Property and all other Nevada assets.

The fair value of the debt and equity components of the notes was apportioned using the relative fair value method with the fair value assigned to the warrants being recorded in equity.

(c) Finance lease liability

	September 30	December 31
	2009	2008
Capital amount	$1,570,549	$2,436,453
Less current portion	(805,878)	(916,745)
	$764,671	$1,519,708

On November 15, 2008 the Company financed site equipment through a finance lease agreement, which is being repaid in 36 equal monthly installments.

Interest is charged at 6.5% on outstanding capital and is being calculated on the 15th of each month. The finance lease is collateralized by the leased assets which had a carrying value of $2,285,881 at September 30, 2009 (refer note 8).

13.	Future income taxes

The Company’s future income tax liability mainly reflects the temporary differences related to the accounting and tax values of the Group’s mineral properties. These balances decreased mainly due to movement in recognized timing differences and foreign exchange.

14.	Share capital

(a) Authorized share capital

The Company’s authorized share capital consists of an unlimited number of common shares without par value.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and nine months ended September 30, 2009
(Unaudited - Expressed in Canadian Dollars unless otherwise stated)

14.	Share capital (continued)

(b) Share option plan

The continuity of share purchase options is as follows:

	Weighted		Contractual weighted
	average	Number of	average remaining life
	exercise price	options	(years)
Balance, December 31, 2008	$2.82	17,242,396	2.30
Granted	$1.57	9,891,124
Cancelled	$2.97	(6,617,081)
Exercised	$1.30	(654,168)
Expired	$2.07	(36,000)
Forfeited	$2.05	(2,208,964)
Balance, September 30, 2009	$1.63	17,617,307	2.73

Options outstanding at September 30, 2009 are as follows:

		Number of	Number of
	Exercise	options	options
Expiry date	price	outstanding	exercisable
April 18, 2010	$2.68	16,667	16,667
November 9, 2010	$3.12	130,000	86,666
December 31, 2010	$1.14	400,000	400,000
February 4, 2011	$3.00	326,668	206,667
February 18, 2011	$2.95	50,000	33,333
March 18, 2011	$3.57	90,000	60,000
April 30, 2011	$2.45	450,000	450,000
May 21, 2011	$3.47	150,000	100,000
August 18, 2011	$2.78	470,000	313,333
October 30, 2011	$1.50	1,011,800	248,467
December 11, 2011	$1.25	4,972,305	1,524,720
February 11, 2012	$1.75	4,200,067	1,458,332
April 18, 2012	$2.68	90,000	90,000
July 15, 2012	$1.49	900,000	-
April 10, 2013	$3.60	110,000	73,333
December 11, 2013	$1.25	254,800	84,933
January 14, 2014	$1.35	825,000	274,998
February 11, 2014	$1.75	690,000	230,000
April 12, 2014	$1.49	2,380,000	793,333
July 15, 2014	$1.49	100,000	-
Total		17,617,307	6,444,782
Average option price		$1.63	$1.77

Employees and certain consultants were allowed to cancel certain unexercised employee and non-employee stock options and receive new options equal to 50% of the cancelled options at an exercise price of $1.25 and vesting period of 24 months. Replacement options were issued to the directors at an exercise price of $1.49 and vesting period of 24 months. The cancellation was concluded on January 12, 2009 and the replacement on April 12, 2009.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and nine months ended September 30, 2009
(Unaudited - Expressed in Canadian Dollars unless otherwise stated)

14.	Share capital (continued)

(b) Share option plan (continued)

The cancelled options were accounted for as cancellations in accordance with CICA 3870 where any carry forward cost not yet recognized was recognized immediately in the statement of operations.

The new options issued were accounted for as modifications in accordance with CICA 3870, where the incremental value was recorded as additional cost measured by the difference between the fair value of the old options calculated on the modification date and the value of the new options at the modification date. The amount is recognized over the vesting period of the new option. Any remaining compensation cost for as yet unvested old options is also recognized over the new vesting period.

Costs previously recognized on forfeited options were, upon forfeiture, reversed through the statement of operations.

The exercise prices of all share purchase options granted were at or above the market price at the grant date.

Using an option pricing model with the assumptions noted below, the estimated fair value of options granted for the three and nine months ended September 30, 2009 and 2008, which have been included in the consolidated statements of operations, is as follows:

	Three months ended September 30
	2009	2008
Total compensation cost recognized, credited to contributed surplus	$1,933,041	$2,663,641
Allocated to exploration and pre-development expenses	(847,961)	(233,582)
Compensation cost allocated to Hollister stockpile	(220,205)	-
Compensation cost capitalized on Burnstone project	(295,158)	-
Compensation cost allocated to bonus provision	(132,592)	-
	$437,125	$2,430,059

	Nine months ended September 30
	2009	2008
Total compensation cost recognized, credited to contributed surplus	$10,477,159	$8,821,573
Allocated to exploration and pre-development expenses	(847,961)	(1,233,940)
Compensation cost allocated to Hollister stockpile	(220,205)	-
Compensation cost capitalized on Burnstone project	(1,175,673)	-
Compensation cost allocated to bonus provision	(895,816)	-
	$7,337,504	$7,587,633

The weighted-average assumptions used to estimate the fair value of options granted during the respective periods were as follows:

	Three months ended		Nine months ended
	September 30		September 30
	2009	2008	2009	2008
Risk free interest rate	2.7%	3%	2.8%	3%
Expected life	3 years	3 years	3.6 years	3.4 years
Expected volatility	86%	58%	79%	59%
Expected dividends	Nil	Nil	Nil	Nil

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and nine months ended September 30, 2009
(Unaudited - Expressed in Canadian Dollars unless otherwise stated)

14.	Share capital (continued)

(c) Share purchase warrants

The continuity of share purchase warrants is:

		Outstanding				Outstanding
	Exercise	December 31,				September 30,
Expiry dates	price	2008	Expired	Adjustment	Issued	2009
April 20, 2009	$3.50	28,750,000	(28,750,000)	-	-	-
September 30, 2010	ZAR20.78	1,684,312	-	-	-	1,684,312
October 15, 2010
(note 14(f))	$1.60	-	-	-	57,500,000	57,500,000
December 12, 2011
(note 14(c)(i))	$1.25	18,746,000	-	8,248,240	-	26,994,240
		49,180,312	(28,750,000)	8,248,240	57,500,000	86,178,552

(i) Senior secured notes warrants

The Equity offering that closed on March 13, 2009 (refer note 14(f)) triggered the anti-dilution protection on the warrants issued in respect of the Senior Secured Notes.

The exercise price of these warrants was adjusted to $1.25 (from $1.80) per common share and the number of common shares which may be acquired increased to 26,994,240 common shares (including agents’ warrants). No additional fair value was recorded with the increase of the warrants.

(d) Share issuance, January; February 2009 - Equity line

In December 2008, the Company entered into an equity line agreement with an affiliate of Investec Ltd (“Investec”). The agreement provided that the Company could sell to Investec over the term of the agreement up to $4 million of common shares in tranches at a price which was to be calculated at 95% of prevailing market price with a floor price of $1.12 per common share. The agreement terminated on February 7, 2009 and the Company issued an aggregate of 2,846,800 common shares to Investec at an average price of $1.38. After share issue costs of $18,446, net proceeds of $3,910,984 were recorded as share capital.

(e) Share issuance, February 2009

On February 10, 2009, the Company issued 20,000 shares in connection with the earn-in agreement on the Ganes Creek property. The shares have been valued at their quoted price of $1.76 per share on the date of issuance and were recorded as mineral properties.

(f) Share issuance, March 2009 - Public Offering

The Company completed a public offering on March 13, 2009 whereby it issued 115,000,000 units (the “Units”) at a price of $1.30 per Unit (the “Offering Price”) thereby raising gross proceeds of $149,500,000. Each Unit consisted of one common share (each, a “Common Share”) in the capital of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant, a “Warrant”) of Great Basin.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and nine months ended September 30, 2009
(Unaudited - Expressed in Canadian Dollars unless otherwise stated)

14.	Share capital (continued)

(f) Share issuance, March 2009 - Public Offering (continued)

Each Warrant entitles the holder thereof to purchase one Common Share (a “Warrant Share”) at a price of $1.60 until expiry on October 15, 2010.

The Company paid the underwriters a commission of $9,970,000 and incurred other share issue costs of approximately $1,522,451 for net proceeds of $138,007,549 of which $132,699,566 has been recorded as share capital and $5,307,983 as warrants.

15.	Related party balances and transactions

Related party balances and transactions include balances and transactions with companies which have directors in common with the Company. These transactions were entered into on an arms- length basis and were recorded at the exchange amount. Normal commercial terms apply to the repayment thereof. During the nine months ended September 30, 2009, the Company paid $265,655 for services rendered by a private company which has a director in common with the Company (2008: nil). No services were rendered during the three months ended September 30, 2009 (2008: nil).

16.	Segment disclosure

The Company operates in a single reportable operating segment, the exploration and development of mineral properties. Geographic information is as follows:

Assets	September 30	December 31
	2009	2008
Canada
Assets other than mineral property interests	$53,687,279	$22,610,226
Mineral property interests	1	1
Tanzania
Assets other than mineral property interests	1,347,346	1,551,261
Mineral property interests	36,466,782	36,466,782
United States
Assets other than mineral property interests	17,347,571	12,863,764
Mine development and equipment	34,737,417	14,678,623
Mineral property interests	86,329,009	92,505,493
South Africa
Assets other than mineral property interests	18,135,698	25,547,931
Mine development and equipment	110,944,364	28,090,021
Mineral property interests	131,851,754	130,886,380
Balance, end of period	$490,847,221	$365,200,482

Revenue	September 30	September 30
	2009	2008
United States
Ore sales	$33,737,518	$7,889,614

During the nine months ended September 30, 2009 the Company generated net revenue of $33,737,518 (2008: $7,889,614) from its Hollister operation.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and nine months ended September 30, 2009
(Unaudited - Expressed in Canadian Dollars unless otherwise stated)

16.	Segment disclosure (continued)

The ore was sold under the terms of various toll milling and ore purchase agreements to Newmont Mining Corporation and Echo Bay Minerals Company (“Kinross”).

17.	Contingencies and commitments

(a) Guarantee

On October 1, 2007, Tranter Burnstone (a black empowerment enterprise) borrowed $28 million (ZAR200 million) from Investec Bank (“Investec”) to settle a portion of the purchase consideration of $37 million (ZAR260 million) for 812 Southgold shares. The Southgold shares were subsequently exchanged for 19,938,650 shares of Great Basin Gold. The security for the loan comprised, amongst other items, a loan guarantee which requires N5C Resources Inc., N6C Resources Inc. and/or Rodeo Creek Gold Inc., in the event of default by Tranter Burnstone on any of its interest payments to Investec, at any time for the first four years, to lend not more than $11 million (ZAR80 million) to Tranter Burnstone in order to settle such interest payment obligations. The loan agreement with Investec requires Tranter Burnstone to deposit cash into a margin call account if the underlying value of the shares held by Tranter in Great Basin Gold is less than the outstanding loan and accrued interest. The decrease in the share price of the Company since September 2008 triggered the requirement for a cash deposit into the margin account.

Tranter Burnstone defaulted on funding the short fall in the margin call account and the Company has been advised that Investec served Tranter Burnstone with a notice of default in December 2008.

A notice of foreclosure has not been served on Tranter and the probability of the guarantee being called upon remains uncertain.

(b) Environmental

The Company has received a government complaint that it has disturbed certain surface areas in the Hollister Property vicinity contrary to the US federal "Archaeological Resources Protection Act" and as a result may be responsible for a damage assessment. The Company and its legal counsel are in discussions with the applicable government authorities to seek a settlement which could involve a financial penalty and some changes to working procedures but without admitting or denying liability.

18.	Subsequent events

a) Share options granted

The Company granted 490,000 options to employees on October 9, 2009 with an exercise price of $1.65 per common share and expiry date of October 9, 2012.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and nine months ended September 30, 2009
(Unaudited - Expressed in Canadian Dollars unless otherwise stated)

18.	Subsequent events (continued)

b) $110 Million bought deal public offering of convertible debentures

On October 29, 2009 the Company announced that it has entered into an agreement with a syndicate of underwriters led by RBC Capital Markets and including, BMO Capital Markets, Raymond James Ltd. and Thomas Weisel Partners Canada Inc., pursuant to which the underwriters will purchase $110 million principal amount of senior unsecured convertible debentures (the “Debentures”) at a price of $1,000 per Debenture (the “Offering”), by way of a short form prospectus. The Company has granted the underwriters an over-allotment option to purchase up to an additional 15% of the Offering, for a period of 30 days following the closing. The Debentures will mature on November 30, 2014 and will accrue interest at the rate of 8.0% per annum payable on a semi-annual basis. At the holder's option, the Debentures may be converted into common shares of Great Basin Gold at any time up to the maturity date. The conversion price will be C$2.15 for each common share, representing a premium of approximately 25% to the closing price on October 29, 2009, subject to adjustment in certain circumstances.

The Offering is scheduled to close on or about November 17, 2009 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approval of the Toronto Stock Exchange.